Exhibit 99.10

 [LETTERHEAD OF M3 ENGINEERING & TECHNOLOGY CORP.]

CONSENT OF AUTHOR

TO:

British Columbia Securities Commission

Alberta Securities Commission

701 West Georgia Street

4th Floor

P.O. Box 10142, Pacific Centre

300 – 5th Avenue SW

Vancouver, British Columbia

Calgary, Alberta

V7Y 1L2

T2P 3C4

Ontario Securities Commission

TSX Venture Exchange

P.O. Box 55

2700 – 605 West Georgia Street

1903 – 20 Queen Street West

Vancouver, British Columbia

M5H 3S8

V6B 4N9

Quebec Securities Commission

Securities and Exchange Commission

Stock Exchange Tower

Judiciary Plaza

800 Victoria Square

450 Fifth Street, NW

P.O. Box 246, 22nd Floor

Washington, DC

Montreal, Quebec H4Z 1G3

USA   20549

I, Michael J. Lechner, the author of the technical report titled “The Estrella Pit Resource & Reserves Mulatos Sonora Mexico” and dated May 19, 2004 (the “Technical Report”), do hereby consent to the written disclosure of my name and of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the annual information form (“AIF”) and in the Annual Report on Form 40-F for the fiscal year ended December 31, 2003 of Alamos Gold Inc. (“Alamos”)  being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the AIF and in the Annual Report on Form 40-F of Alamos contains any misrepresentations of the information contained in the Technical Report.

Dated this 19th day of May, 2004.

“Michael J. Lechner”

[Seal or Stamp

Signature of Co-Author

of Co-Author]

Michael J. Lechner

Print Name of Co-Author